EXHIBIT 4.1

                    CONSULTING AGREEMENT

       CONSULTING AGREEMENT, made this 29th day of August, 1996, by and between Semicon Tools Inc, located at 111 Business Park Drive Armonk N.Y. 10504 (herein referred to as the "Company" and TOBY INVESTMENT GROUP with offices in Wichatunk, New Jersey(herein referred to as the "Consultant")


       WHEREAS, the Consultant provides professional corporate finance, financial public relations, management consulting and advisory service;

       WHEREAS, The Company is publicly held with its common stock trading on the National Association of Securities Dealers Automated Quotation System (Bulletin Board);

       WHEREAS, Consultant desires to engage the Company as a Client and is duly qualified to enter into this agreement;

       NOW, THEREFORE, In consideration of the premises, the terms, covenants and conditions herein and other valuable consideration, the receipt, adequacy and sufficiency of which the parties hereto acknowledge, the parties hereto agree as follows;

        1. APPOINTMENT, The Company hereby retains the Consultant and the Consultant hereby accepts such engagement upon the terms and conditions of this Agreement.

        2. TERM, the term of this agreement shall begin on August 27, 1996 and shall terminate on August 27, 1997.

        3.    CONSULTING SERVICES.

             (a) Making itself available for financial, marketing, management and administrative consulting including, but not limited to aiding and assisting the Company in locating and structuring business combinations, strategic partners and/or candidates and agreements reflecting the intent of the parties and otherwise consummating such transactions on terms favorable to the Company and its public stockholders;

             (b) Making itself available for personal consultation with the officers, directors and employees of the Company at the office of the Company or at such other mutually agreed upon place during the normal business hours for reasonable periods subject to reasonable advance notice and mutual convenient scheduling;

             (c) Making itself available for consultation by telephone with financial, sales and operating officers of the Company during normal business hours.

             (d)    Perform such other lawful consulting and











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advisory services relating to such aspects of the Company, its management, operation and development as the principal executive, financial, sales, and/or operating officers of the Company may reasonably request consistent with the provisions of this Agreement ( hereafter collectively referred to as the "Services") and

             (e) Such other duties as requested from time to time by executive officers of the Company.

        4.     DUTIES OF THE COMPANY.

            (a) The Company shall supply the Consultant, on a regular and timely basis, with all approved data and information about the Company, its management, its products and its operations and advising the Consultant of any facts which would affect the accuracy of any prior data and information previously supplied to the Consultant so that the Consultant may take corrective action.

            (b) The Company shall promptly supply the Consultant with: full and complete copies of all filings with all federal and state securities agencies; full and complete copies of all Stockholder reports and communications whether or not prepared with the Consultant's assistance; all data and information supplied to any analyst, broker-dealer, market maker or other member of the financial community; and all products/services brochures, sales materials, etc.

            (c) The Company shall contemporaneously notify Consultant if any information or data being to Consultant has not been generally released or promulgated.

        5.     DEVOTION OF TIME

              The Consultant shall devote such percentage of Consultant's time and skills in the performance of the Services as, in the Consultants sole discretion, shall be necessary to accomplish the same. In its regard, it is hereby specifically agreed that Consultant shall not be required to devote any specified minimum number of hours per week for services to the Company solely in exchange for the compensation indicated herein.

        6.     CONFIDENTIALITY

               (a) All information furnished by the Company to Consultant shall be treated as the property of the Company. Upon termination of this Agreement the Consultant shall return to the Company all documents or other materials delivered by the Company to Consultant. The Consultant shall use its best efforts to keep confidential information and shall not directly or indirectly use the information for any competitive or other commercial purpose except for the performance of the Services. The obligation to keep the information confidential shall not apply to (i) at the time of


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the disclosure, is in the public domain (ii) after disclosure enters the domain by way of printed publication through no fault of the Consultant or those in privity with it; (iii) Consultant can show by written documentation was in his possession at the time of disclosure and which was not acquired directly or indirectly from the Company or (iv) Consultant can show by written documentation was acquired after disclosure, from a third party, did not receive from tile Company and who had the right to disclose the information and the obligation to hold such information confidential.

               (b) Disclosure in accordance with an order of competent jurisdiction.

        7. COMPENSATION. In consideration for the Services provided by the Consultant, the Company (i) shall issue the Consultant options to purchase up to 7,900,000 shares of Common Stock of the Company exercisable at the following prices per share.

        7.1 An option to purchase up to Four Hundred Thousand (400,000) Shares at a price of $0.15 per share during the period commencing on the date hereof and ending October 31, 1996, plus

        7.2 An option to purchase up to One Million Five Hundred Thousand (1,500,000) Shares at a price of $0.25 per share during the period commencing on the date hereof and ending October 31, 1996, plus

        7.3 An option to purchase up to Two Million (2,000,000) Shares at a price of $0.50 per share during the period commencing on the date hereof and ending October 31, 1996, plus

        7.4 An option to purchase up to Two Million (2,000,000) Shares at a price of $0.75 per share during the period commencing on the date hereof and ending October 31, 1996, plus

        7.5 An option to purchase up to Two Million (2,000,000) Shares at a price of $1.00 per share during the period commencing on the date hereof and ending October 31, 1996.

        8. Registration. on one occasion only, but not later then 30 days following the date hereof, at the sole cost of the Company, the Company shall undertake to file a registration statement on behalf of the holders of a majority of said Options to register such underlying Shares shall be registered on Form S-8 or such other applicable registration form adapted by the Securities and Exchange Commission for the registration of shares of stock, in order to make the shares deliverable hereunder freely tradeable by Consultant.


        9.     RELATIONSHIP OF PARTIES, The Consultant is an




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independent contractor, responsible for compensation of its agents, employees and representatives, as well as all applicable withholding therefrom and taxes thereon (including unemployment compensation) and all workers' compensation Insurance and all other necessary taxes and insurance. This Agreement does not establish any partnership, joint venture, or other business entity or association between the parties and neither party is intended to have any interest in the business or property of the other.

       10. TERMINATION. Consultant's services may be terminated at any time by the Company. If Consultant's services are terminated Consultant will be entitled to receive and retail, those options accrued to Consultant pursuant to paragraph 7 hereof. Notwithstanding the forgoing. Company may terminate this Agreement for cause at any time during the term of this Agreement. Cause for the termination of this Agreement shall be determined solely at the discretion of the Company. If this
Agreement is terminated by the Company for cause, the accrued Options shall no longer be in full force and effect and this Agreement shall immediately become null and void with no further obligation from either party to the other.

       11. DISCLAIMER BY CONSULTANT. The Consultant makes no representation that (a) the price of the Company's publicly-traded securities will Increase, (b) any person will purchase securities in the Company as a result of the contract, or (c) any Investor will lend money to or invest in or with the Company.

       12. NON-ASSIGNABILITY. The rights, obligations and benefits established by this Agreement shall not be assignable by either party hereto except with the consent of the other. The Options to be issued to Consultant shall be non-assignable. This Agreement shall, however, be binding upon and shall inure to the benefit of the parties and their successors.

       13. COMPLIANCE-AND GOVERNING LAW. The Consultant, together with his agents and associates, shall take, all necessary, appropriate and reasonable steps to provide the services in accordance with both the securities laws of the United States and the several states, and pursuant to rules and regulations promulgated thereunder, as well as in accordance with the rules and regulations of the National Association of Securities Dealers. The terms and provisions of this Agreement shall be governed and construed under the laws of New York State.

       14. COUNTERPARTS. This Agreement may be executed in one or more counterparts. each of which shall be deemed original, but all of which shall constitute but one agreement.

       15.     NOTICE.  Notice hereunder shall be in writing and




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shall be deemed to have been given (a) at the time when deposited for mailing in a receptacle under the control of the United States Postal Service, by registered or certified mail, prepaid, return receipt requested, or (b) on the business day following day deposit with a reputable overnight courier for overnight delivery; each address to the respective party at the address of such party first above written or at such other address as such party may fix by notice given pursuant to this paragraph.

       16. SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity. illegality or unenforceability will not effect any Provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. It is acknowledged that Consultant is not a registered broker/dealer,and the scope of the engagement hereby is not such as would require Such registration.

       17. NO OTHER AGREEMENTS. This Agreement supersedes all prior understandings, written or orally given and constitutes the entire Agreement between the parties hereto with respect to the subject matter hereof. No waiver, modification or termination of this Agreement shall be valid unless In writing signed by each of the parties hereto. It is further understood that the intent of this Agreement is for the Consultant to provide Services which Ate not deemed to be In connection with an underwriting as defined by the NASD. If for reason all or part of the compensation provided hereby is deemed in connection an underwriting by the NASD, then Consultant shall reasonably cooperate with the Company in modifying or restructuring its compensation.

       18. INDIVIDUAL REPRESENTATION. Each party to this Agreement has had the opportunity to be represented by independent legal counsel in connection with the negotiation and execution of this Agreement or has had the opportunity to obtain Independent legal counsel, has been advised that it is in the party's best interest to do so, and by execution of this Agreement has waived this right.

              IN WITNESS WHEREOF, the parties have hereunto set their hands and seals the day and year first above written.

Semicon Tools Inc                          TOBY INVESTMENT GROUP
By:/s/ Eugene Pian                     By:/s/ Barry Korbin
   ---------------------------            ------------------------------
   Eugene Pian                             Barry Korbin
   President                               General Partner





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